UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File No. 001-42013

Junee Limited

(Translation of registrant’s name into English)

Studio 20, 11 F, International Plaza, 20 Sheung Yuet Road,
Kowloon Bay, Kowloon, Hong Kong
(+852) 2780 7733

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Other Events

On August 27, 2024, Junee Limited (the “Company”) announced a non-binding memorandum of understanding (the “MOU”) between the Company and PanaAI Technology Pty Ltd (“PanaAI”), an artificial intelligence computing services and operations company that is a NVIDIA Cloud Partner in Australia and member of the NVIDIA Ecosystem.

Pursuant to the MOU, the parties have agreed to collaborate to explore the feasibility of developing artificial intelligence products and the construction and operation of supercomputing centers for artificial intelligence technology. The parties also intend to plan the construction of a supercomputing power center in Australia consisting of 511 AI servers with up to 4,088 GPUs, which may involve investment up to USD $200 million and will be implemented in phrases.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements. These statements are statements that are not historical facts and are based on the management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 27, 2024	By:	/s/ Ho Wai (Howard) Tang
	Name:	Ho Wai (Howard) Tang
	Title	Executive Director

2